UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                            to

Commission File No. 001–07964

A.         Full title of the plan and the address of the plan, if different from that of the issuer named below:

PATINA OIL & GAS CORPORATION
PROFIT SHARING & 401(k) PLAN

1625 Broadway, Suite 2000

Denver, Colorado 80202

B.          Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NOBLE ENERGY, INC.
100 Glenborough  Drive,  Suite 100
Houston, Texas 77067

PATINA OIL & GAS CORPORATION
PROFIT SHARING & 401(k) PLAN

All schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Patina Oil & Gas Corporation Profit Sharing & 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Patina Oil & Gas Corporation Profit Sharing & 401(k) Plan (the Plan) as of April 3, 2006 and December 31, 2005, and the related statements of changes in net assets available for benefits for the period from January 1, 2006 to April 3, 2006 and for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Patina Oil & Gas Corporation Profit Sharing & 401(k) Plan as of April 3, 2006 and December 31, 2005, and the changes in net assets available for benefits for the period from January 1, 2006 to April 3, 2006 and for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

As described in note 1, effective April 3, 2006, the Plan was merged into the Noble Energy Thrift and Profit Sharing Plan.

/s/ KPMG LLP

Denver, Colorado
February 9, 2007

PATINA OIL & GAS CORPORATION

PROFIT SHARING & 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF APRIL 3, 2006 AND DECEMBER 31, 2005

	2006	2005

PARTICIPANT DIRECTED INVESTMENTS—At fair value (Notes 2 and 3):
Employer stock	$—	$13,594,811
Mutual funds	—	15,303,875
Common/collective trust	—	6,229,258
Participant loans	—	768,284

Total investments	—	35,896,228

RECEIVABLES:
Participant contributions	—	55,296
Net pending trades	—	8,643

Total receivables	—	63,939

NET ASSETS AVAILABLE FOR BENEFITS	$—	$35,960,167

See accompanying notes to financial statements.

PATINA OIL & GAS CORPORATION

PROFIT SHARING & 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PERIOD FROM JANUARY 1, 2006 TO  APRIL 3, 2006 AND
THE YEAR ENDED DECEMBER 31, 2005

	2006	2005

INVESTMENT INCOME:
Interest and dividend income	$118,895	$778,368
Net appreciation in fair value of investments (Notes 2 and 3)	1,861,516	6,224,233

Total investment income	1,980,411	7,002,601

CONTRIBUTIONS:
Participant	—	2,198,497
Employer - net of forfeitures reallocated (Note 1)	—	1,938,425
Participant rollovers	—	135,231

Total contributions	—	4,272,153

Total additions	1,980,411	11,274,754

DEDUCTIONS:
Distributions to participants	(1,607,708)	(20,152,701)
Transfer to Noble Plan (Note 1)	(36,332,684)	—
Other expenses	(186)	(3,300)

Total deductions	(37,940,578)	(20,156,001)

DECREASE IN NET ASSETS	(35,960,167)	(8,881,247)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	35,960,167	44,841,414

End of year	$—	$35,960,167

See accompanying notes to financial statements.

PATINA OIL & GAS CORPORATION
PROFIT SHARING & 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

APRIL 3, 2006 AND DECEMBER 31, 2005

1.               DESCRIPTION OF THE PLAN

The following description of the Patina Oil & Gas Corporation Profit Sharing & 401(k) Plan (the “Plan”) provides only general information. Participants and all other users of these financial statements should refer to the Plan agreement for a more complete description of the provisions of the Plan.

General—The Plan was a defined contribution profit sharing and 401(k) savings plan for the benefit of eligible employees of Noble Energy Production, Inc. (the “Company” or “Employer”). The Plan was administered by an advisory committee approved by the Noble Energy, Inc. (“Noble”) Board of Directors. An employee became eligible to participate in the Plan on the first entry date after the employee attained age 18 and completed one month of service. The entry dates for the Plan were the first day of each month during the year. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

On May 16, 2005, Noble completed a merger (the “Merger”) of Patina Oil & Gas Corporation (“Patina”) with and into Noble Energy Production, Inc., a fully owned subsidiary of Noble. As a result of the Merger, all active employees at the effective time of the Patina shareholders’ approval of the Merger became fully vested in their accounts. Each Plan participant holding Patina common stock at the effective time of the Merger made an election to receive Merger consideration in an equivalent value in the form of all Noble common stock, all cash, or a combination of Noble common stock and cash.  The Plan survived the Merger and was administered by Noble’s advisory committee.

Effective January 1, 2006, the Company discontinued contributions to the Plan, employees no longer could make contributions to the Plan, and all eligible employees became active participants in the Noble Energy Thrift and Profit Sharing (the ”Noble Plan”). Effective April 3, 2006 the Plan was merged into the Noble Plan and all assets were transferred into the Noble Plan.

Investments—The Plan allowed participants various investment options including mutual funds, common/collective trusts and Company Stock (meaning Noble common stock) in which to invest individual and employer contribution amounts, which could be changed at any time throughout the year.

Contributions—Employer contributions to the Plan were entirely discretionary and determined on an annual basis independently by Noble’s Board of Directors.  Employer contributions were allocated to participants based upon annual compensation adjusted for social security taxable compensation limits, in a manner defined by the Plan agreement. An employee became eligible to receive discretionary contributions made to the Plan by the Company once they had completed three months of service and were employed by the Company at the end of the year.

As a result of the merger of the Plan into the Noble Plan, the Company did not make a discretionary contribution during 2006. For the year ended December 31, 2005, the Company made a discretionary contribution of $1,938,425 to the Plan plus reallocated forfeitures of $20,593.

Eligible participants could contribute on a pre-tax basis from 1% to 50% of their eligible compensation, as defined, up to the maximum amount allowed by the Internal Revenue Code (“IRC”) Section 402(g) ($14,000 for 2005). Rollover contributions from other qualified plans were also allowed if certain criteria were met. A participant who is age 50 or older could make a catch-up deferral contribution of $4,000 in 2005.

Participant Accounts—Individual accounts were maintained for each Plan participant. Each participant’s account was credited with the participant’s contribution, the Company’s matching contribution, if any, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations were based on participant earnings or account balances, as defined. The benefit to which a participant was entitled is the benefit that could be provided from the participant’s vested account.

Vesting—Participants were fully vested at all times in their individual contribution accounts. Vesting in Employer contribution accounts was based on years of service. A participant was 33% vested after one year, 67% after two years and 100% after three or more years of service. In addition, participants also became fully vested in their Employer contribution accounts upon reaching their normal retirement date as defined by the Plan agreement, or upon death or total disability of the participant. All Participants became fully vested in their Employer contribution accounts as result of the Merger.

Forfeitures—Upon termination of employment, the nonvested amounts in a participant’s Employer contribution account were forfeited by participants under the terms of the Plan. Amounts forfeited to the Plan could be applied to restore individual accounts of former participants, who were re-employed by the Company, as described in the Plan agreement, or to pay Plan fees and expenses. To the extent such restorations, fees and expenses did not deplete the aggregate amount of forfeitures for the Plan year, the remaining amounts would be allocated as an Employer Contribution in the Plan year in which the forfeiture occurred. As of December 31, 2005, there were no forfeitures remaining to be reallocated in the following year.

Payment of Benefits—Distribution of the participant’s entire account became due or available upon early retirement age 55 or age 59-½ and mandatory at age 70-½, or upon death or total disability. Such account balances could be distributed either in a lump-sum distribution, in installments, or a direct rollover into another qualified plan as described in the Plan agreement. Participants were entitled to receive the balance of their individual contribution account plus their vested interest in their Employer contribution accounts upon termination of employment. Participants could make hardship withdrawals from their individual contribution account, subject to certain restrictions.

Participant Loans—Participants could borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms ranged from one to five years or up to twenty years for the purchase of a primary residence. The loans were secured by the balance in the participant’s account and bore interest at a rate commensurate with local prevailing rates determined from time to time by the Plan administrator. Principal and interest repayments were paid through payroll deductions.

Administrative Expenses—The Company had the discretion to pay administrative expenses of the Plan. During the period from January 1, 2006 to April 3, 2006 and the year ended December 31, 2005, such expenses were paid by the Company and approximated $4,072 and $10,300, respectively.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the additions to and deductions from net assets available for benefits and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan had a significant concentration in the Company’s Stock. The Plan provided for various investments in Company Stock, mutual funds and a common/collective trust. Investment securities, in general, are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—Company Stock and mutual funds were stated at fair value, which was based on the quoted market prices. Participant loans were valued at the outstanding loan balance, which approximates fair value.

The common/collective trust invested in guaranteed investment contracts, bank investment contracts and synthetic guaranteed investment contracts. These contracts were carried in the common/collective trust fund’s audited financial statements at cost plus accrued interest, which approximated fair market value. The investment in the common/collective trust fund in the accompanying financial statements was valued at the Plan’s proportionate interest in the fund as of the financial statement dates. Interest rates earned on the investment change daily. The average annualized yield for the period from January 1, 2006 to April 3, 2006 and the year ended December 31, 2005 were 3.80% and 3.70%, respectively. The crediting annualized interest rates as of April 3, 2006 and December 31, 2005 were approximately 3.80% and 3.80%, respectively.

Net realized and unrealized gains and losses are reflected in the accompanying statements of changes in net assets available for benefits as net appreciation in fair value of investments and is determined as the difference between fair value at the beginning of the year (or date purchased during the year) and selling price or year end fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date.

Payment of Benefits—Benefit payments are recorded when paid. As of April 3, 2006 all assets had been transferred to the Noble Plan, therefore, no benefits were payable to participants. As of December 31, 2005, net assets available for benefits included $5,334,352 representing assets of participants who had withdrawn from active participation in the Plan.

3.                INVESTMENTS

The following presents investments exceeding 5% of net assets available for benefits as of April 3, 2006 and December 31, 2005:

	2006		2005
	Number of	Fair	Number of	Fair
	Units/Shares	Value	Units/Shares	Value

DWS Stable Value Fund, Class S	—	$—	6,229,258	$6,228,258
Davis New York Venture Fund, Inc., Class A	—	—	99,269	3,345,371
DWS S&P 500 Index Fund, Class S	—	—	112,922	1,869,981
American Funds Growth Fund of America, Class R-4	—	—	79,747	2,446,636
Noble Energy, Inc. common stock	—	—	337,340	13,594,811

During the period from January 1, 2006 to April 3, 2006 and the year ended December 31, 2005, the Plan’s investments (including gains and losses on the investments bought and sold, as well as held during the year) appreciated in value as follows:

	2006	2005

Mutual funds	$692,989	$812,439
Noble common stock	1,168,527	5,411,794

Net appreciation of investments	$1,861,516	$6,224,233

4.     TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service dated August 18, 2005 stating that the Plan and related trust is qualified under the appropriate sections of the IRC.  The Plan has been amended since receiving the determination letter however, the Company and the plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan is qualified and the related trust is tax exempt as of April 3, 2006 and December 31, 2005.

5.                PLAN TERMINATION AND MERGER

Effective April 3, 2006, the Plan was merged into the Noble Plan as discussed in Note 1.  All participants became fully vested in their account balance as a result of the plan merger. In addition, all eligible employees became active participants in the Noble Plan effective January 1, 2006.

6.     EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments were shares of Company Stock. Certain Plan investments were also shares in mutual funds and a common/collective trust managed by Scudder Trust Company (“Scudder”), the Trustee and recordkeeper of the Plan. As such, transactions in these funds represented party-in-interest transactions.

Effective April 3, 2006, the Plan did not hold shares of Company Stock. As of December 31, 2005, the Plan held 337,340 shares of Company Stock with the cost basis of $5,896,253. For the period from January 1, 2006 to April 3, 2006 and the year ended December 31, 2005, the Plan recorded dividend income of $16,600 and $70,770, respectively from the ownership of these shares. The Company Stock reflects the two-for-one split of its common stock that was affected in the form of a stock dividend in August 2005.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or person who administers the employee benefit plan), has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PATINA OIL & GAS CORPORATION
PROFIT SHARING & 401(k) PLAN

Date: June 27, 2007	By:/s/ Robert K. Burleson
Robert K. Burleson,
Senior Vice President of Noble Energy, Inc.

INDEX TO EXHIBIT

Exhibit number	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm